UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

New Mountain Guardian IV BDC, L.L.C.
(Name of Issuer)

LLC Units of Interest
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Pontus Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,050,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,050,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Aguila Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,050,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,050,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Eagle Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,050,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,050,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Eagle PTC Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,050,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,050,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.

(a)	Name of Issuer: New Mountain Guardian IV BDC, L.L.C.

(b)	Address of Issuer’s Principal Executive Offices:

1633 Broadway, 48th Floor

New York, NY 10019

Item 2(a). Name of Person Filing:

See Item 2(c) below.

Item 2(b). Address of Principal Business Office

See Item 2(c) below.

Item 2(c). Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Pontus Holdings Ltd.

Clarendon House, 2 Church Street

Hamilton, Bermuda HM11

Citizenship: Bermuda

(ii)	Aguila Ltd.

5 Waterloo Lane, Unit 5A

Pembroke, Bermuda HM11

Citizenship: Bermuda

(iii)	Eagle Holdings LLC

5 Waterloo Lane, Unit 5A

Pembroke, Bermuda HM11

Citizenship: Bermuda

(iv)	Eagle PTC Ltd.

Clarendon House, 2 Church Street

Hamilton, Bermuda HM11

Citizenship: Bermuda

Pontus Holdings Ltd. directly holds 1,050,000 Units (defined in Item 2(d) below) in respect of its segregated account known as “Pontus Fund Strategies.” Aguila Ltd. is the controlling shareholder of Pontus Holdings Ltd. Eagle Holdings LLC is the sole shareholder of Aguila Ltd. Eagle PTC Ltd., in its capacity as trustee shareholder, directly controls Eagle Holdings LLC, and in turn Eagle PTC Ltd. is controlled by its board of directors which consists of Alec Anderson, Helen Cooper, Craig MacIntyre and Carlos Perez.

Each such Reporting Person may be deemed to beneficially own the Units beneficially owned by Pontus Holdings Ltd. (through its segregated account known as “Pontus Fund Strategies”), but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Pontus Holdings Ltd. through such segregated account) is the beneficial owner of the Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(d)	Title and Class of Securities: Units of Limited Liability Company Interests (the "Units").

(e)	CUSIP No.: N/A

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:	1,050,000

(b)	Percent of Class:	3.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,050,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,050,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

PONTUS HOLDINGS LTD.

By:	/s/ Alec Anderson
Name:	Alec Anderson
Title:	Director

AGUILA LTD.

By:	/s/ Alec Anderson
Name:	Alec Anderson
Title:	Director

EAGLE HOLDINGS LLC

By:	/s/ Alec Anderson
Name:	Alec Anderson
Title:	Director

EAGLE PTC LTD.

By:	/s/ Alec Anderson
Name:	Alec Anderson
Title:	Director